VIA EDGAR
1020 Stony Hill Road, Suite 300
Yardley, Pennsylvania 19067
June 5, 2018
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4546
Washington, D.C. 20549

Attn:     Ms. Dorrie Yale

Re:	OptiNose, Inc. Registration Statement on Form S-1 File No. 333-225416 Acceleration Request Requested Date: Wednesday, June 6, 2018 Requested Time: 5:00 P.M. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, OptiNose, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) to become effective on June 6, 2018, at 5:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Company may orally request via telephone call to the staff of the Commission. The Company hereby authorizes Steve J. Abrams and Stephen M. Nicolai of Hogan Lovells US LLP, counsel to the Company, to make such request on its behalf.
Once the Registration Statement has been declared effective, please orally confirm that event with Steve J. Abrams of Hogan Lovells US LLP, counsel to the Company, at 267-675-4671.

Very truly yours,

OptiNose, Inc.

/s/ Peter K. Miller
By:	Peter K. Miller
Title:	Chief Executive Officer